July 10, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Nalbantian / Ms. Ransom

Re:	Safe & Green Holdings Corp. Preliminary Proxy Statement on Schedule 14A Filed June 16, 2025 File No. 001-3037

Dear Mr. Nalbantian and Ms. Ransom:

On behalf of Safe & Green Holdings Corp. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of June 25, 2025 with respect to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Pre-14A”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Pre-14A. As you will note, in the amended proxy statement filed simultaneously herewith, the only proposals that we have maintained in the proxy statement is Proposal 4 regarding the authorization of the reverse stock split. The reason for this is that Nasdaq has given us until no later than August 28 to accomplish the reverse split or the Company will be de-listed from Nasdaq. We intend to file a separate proxy statement and hold a separate meeting subsequently to effectuate the other proposals. With respect to your comment #4, please note that the Nasdaq staff advised the Company yesterday that they would not delist the Company on public interest grounds as the Company is in the process of restructuring the [ ], 2025 transaction to remove the “ACE” warrant which Nasdaq had objected to on public interest grounds; provided that the transaction is restructured prior to July 18, which the Company intends to do, as it is in the final stages of negotiation of these documents,,Nasdaq will not delist the Company under Listing Rule 5101 . While, we have eliminated the other proposals, we still have included other language requested in your comments in our discussion of the Reverse Split Proposal which we believe is appropriate.

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036
T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW

Preliminary Proxy Statement on Schedule 14A, Filed June 16, 2025

Proposal 4: The Reverse Stock Split Proposal, page 15

1. In your discussion of this proposal, revise to acknowledge receipt of the letters on December 12, 2024 and June 11, 2025, from the Listing Qualifications Department of The Nasdaq Stock Market LLC notifying you that the Company’s common stock had not maintained a minimum closing bid price of $1.00 per share for the preceding 30 consecutive business days, as required by Nasdaq Listing Rule 5550(a)(2). If you are proposing the reverse stock split to achieve compliance with this listing standard, revise to state as much and disclose the deadline in which you are required to satisfy this listing standard. In doing so, advise holders that you can provide no assurance that you will be able to maintain a minimum bid price of $1.00 in light of the dilutive impact of the issuance of common stock, for which you are also seeking shareholder approval and as discussed in additional detail in Proposals 5 through 8.

The Company acknowledges the Staff’s comment and has revised the disclosure on page [   ] of the Pre-14A to state that on December 12, 2024, and June 11, 2025, the Company received deficiency letters from the Listing Qualifications Department of the Nasdaq Stock Market LLC notifying the Company that its Common Stock had not maintained a minimum closing bid price of $1.00 for the preceding 30 consecutive business days as required under Nasdaq Listing Rule 5550(a)(2). The reverse stock split is being proposed in order to assist the Company in regaining compliance with this listing standard. The disclosure has also been revised to state that the Company must regain compliance with this listing standard. The disclosure has also been revised to state that the Company must regain compliance with the bid price requirement by August 28, 2025. The revised disclosure further acknowledges that there can be no assurance that the Company will be able to maintain a minimum bid price of $1.00 following the reverse stock split, particularly in light of the potential dilutive effect of issuances of shares..

Reasons for the Reverse Stock Split, page 15

2. You disclose that if you are not successful in maintaining the listing of your Common Stock on the Nasdaq Capital Market, you intend to seek a listing on another national securities exchange, which will also require that the per share trading price of your Common Stock be higher than your current per share trading price. Revise to acknowledge that if your Common Stock is delisted your ability to list on another national securities exchange may be limited for the reasons you state. Acknowledge that delisting is more likely to result in quotation of your Common Stock on an OTC market and disclose the consequences of such an event.

In response to the Staff’s comment, the Company has revised the disclosure on page 21 of the Pre-14A to state that if the Company’s Common Stock is delisted from The Nasdaq Capital Market, its ability to list on another national securities exchange may be limited due to applicable listing standards, including minimum share price requirements. The revised disclosure acknowledges that the more likely outcome would be that the Common Stock would be quoted on an over-the-counter (OTC) market, such as the OTCQB. The Company has further added disclosure about the consequences of trading on an OTC market, including reduced liquidity, wider bid-ask spreads, lower visibility to investors, and potential limitations on the ability to raise additional capital.

We trust that the above is responsive to your comments.

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036
T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-838-1310 or our counsel Ross Carmel or Arthur Marcus at 212-930-9700. We appreciate you working with the Company as we are on a very tight time frame with Nasdaq to effectuate the Reverse Split and maintain the Company’s Nasdaq listing. .

Sincerely,

/s/ Ross Carmel
Ross Carmel, Esq.
Sichenzia Ross Ference Carmel LLP

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036
T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW

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